                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     Of the SECURITIES EXCHANGE ACT OF 1934


For the months of January 2000, February 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F      x   .                   Form 40-F             .
                     --------                                  --------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes                .                   No                x   .
                -------------                             -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with RULE 12g3-2(b): 82 - _________________.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18) or (23) to (26) of the SECURITIES ACT, R.S.B.C. 1996, c.418
(the "Act"), section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an Order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

     SIDEWARE SYSTEMS INC.
     102 - 930 West 1st Street
     North Vancouver, B.C.
     V7P 3N4

     Telephone Number:  (604) 986-6121

2. State whether the Issuer is an exchange issuer (ie. Listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

3.   Describe the type of security and the aggregate number distributed:

     Stock options on a total of 1,000,000 common shares, exercisable at a price of US$8.69 per share until January 14, 2005.

4.   Date of the distribution(s) of the security.

     February 23, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

     s. 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

     (a)

          -------------------------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------------------------
          Full Name and Residential       Number of         Price Per        Total               Section of Act/Rules and if
          Address of Purchaser            Securities        Share            Purchase Price      applicable, Date of Discretionary
                                          Purchased         (Canadian $)     (Canadian $)        Order or Blanket Order Number
          -------------------------------------------------------------------------------------------------------------------------
          SCOTT W. FRIEDLANDER            1,000,000         *                *                   s. 74(2)(9)
          9608 Eagle Ridge Drive
          Bethesda, Maryland
          20817
          -------------------------------------------------------------------------------------------------------------------------
          -------------------------------------------------------------------------------------------------------------------------
          *    incentive option - no cash paid


     (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

          N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

     Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

     --------------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------------
     Name and Address of Agent         Compensation Paid (number           Price Per Share            Name of Purchaser
                                       and type of security and/or         (Canadian $)
                                       cash amount) (Canadian $)
     --------------------------------------------------------------------------------------------------------------------
     N/A                               N/A                                 N/A                        N/A
     --------------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------------

9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

     N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

     (a) the number of different purchasers who acquired securities of the issuer under that section during the 12-month period preceding the distribution of this security, and

          N/A

     (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

          N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 28th day of February, 2000.

SIDEWARE SYSTEMS INC.


Per:     "Grant Sutherland"
         -----------------------------
         Grant Sutherland
         Director of the Company

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  APPENDIX 23D
                     DECLARATION OF INCENTIVE STOCK OPTIONS

TO:      The Canadian Venture Exchange

RE:      SIDEWARE SYSTEMS INC. (the "Company")
             (Name of Listed Company)

This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the Company to make this Declaration;

2. The Company is not an inactive company as defined in the Exchange's Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Exchange's Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5. The Filing is EITHER in all respects in accordance with the Exchange's Policy 23 - DIRECTOR AND EMPLOYEE STOCK OPTIONS, in effect as of the date of this Declaration, OR ANY DEVIATIONS ARE INDICATED ON THE ATTACHED SUMMARY FORM;

6. As of the date of grant there were no material changes in the affairs of the Company which were not publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities
    Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.

Dated this 7th day of February, 2000.



                                       Grant Sutherland
                                       ----------------------------------
                                       Name of Director or Senior Officer


                                       "Grant Sutherland"
                                       ----------------------------------
                                       Signature


                                       Director
                                       ----------------------------------
                                       Official Capacity


Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

          THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23C
                     SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME: SIDEWARE SYSTEMS INC.   SYMBOL: SYD
DATE: FEBRUARY 8, 2000

1.   NEW OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant: January 14, 2000

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                                               No. of Options
Name of Optionee       Position        Insider?    No. of            Exercise    Expiry Date   Granted in
                       (Director/ Sr.  Yes or No   Optioned Shares   Price       (m/d/y)       Past 12 months
                       Officer/
                       Employee/
                       Consultant)
--------------------------------------------------------------------------------------------------------------
Scott Friedlander      Sr. Officer of  Yes         1,000,000         US$8.69     01/14/05      Nil
                       a Subsidiary
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

Total Number of optioned shares proposed for acceptance:  1,000,000

2.   AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

----------------------------------------------------------------------------------------------------------------------
Name of Optionee            No. of Optioned Shares   Amended Exercise Price    Original Date of       New/Current
                                                                               Grant                  Expiry Date
----------------------------------------------------------------------------------------------------------------------
Nil                         Nil                      Nil                       Nil                    Nil
----------------------------------------------------------------------------------------------------------------------

3. OTHER PRESENTLY OUTSTANDING OPTIONS: (excluding those included in item 2 above)

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Name of Optionee         No. Of Optioned    Exercise Price    Original Date of      Expiry Date
                         Shares Remaining                     Grant
----------------------------------------------------------------------------------------------------
 Al Unger                10,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Ed Vandrimmlen          10,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Tony Drezet             10,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Gary Mounts             5,000              $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Vince Sterniolo         20,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Shanna Benson           13,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Harry Lai               20,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Sava Jurisic            20,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                      2


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
 Chris Hall              10,000             $2.78             10/20/99              10/20/04
----------------------------------------------------------------------------------------------------
 Grant Sutherland        190,000            $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Michael Colen           200,000            $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Alex Mahon              20,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 May Huang               17,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 John Zhang              25,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Chris Hall              20,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Lyn Gubster             25,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Michelle Mac Gregor     20,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 John Dykstra            18,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Neelam Dhat             18,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Robert Dreskai          10,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Vince Taylor            70,000             $2.66             10/04/99              10/04/04
----------------------------------------------------------------------------------------------------
 Peter Kozicki           25,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Edward White            25,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Paul Hildebrand         75,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Michael Peacock         50,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Marie Russell           50,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Mac Allen               65,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Victoria Gaidacheva     25,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Alexander Prosvirnitsin 25,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Pam Heibein             5,000              $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Malcolm Wong            35,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Richard Ford            10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Meghan Wickers          10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Michael Shackleford     10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Colin Scott             10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Alex Mahon              10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Jennifer Tulloch        20,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Leanne Dick             10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Dee Regis               10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                      3


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
 Cindy Drudl             10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Lou Capannelli          25,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 John Zhang              10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Lisa Rogers             10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Richard Simpson         10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Grant Sutherland        125,000            $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Owen Jones              125,000            $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 James Speros            125,000            $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Tom Murray              10,000             $2.33             06/17/99              06/17/04
----------------------------------------------------------------------------------------------------
 Michael Peacock         100,000            $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Tom Murray              100,000            $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Marie Russell           100,000            $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Lou Capannelli          25,000             $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Lisa Rogers             15,000             $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 John Wedel              50,000             $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Alex Mahon              20,000             $1.14             04/14/99              04/14/04
----------------------------------------------------------------------------------------------------
 Richard Simpson         22,500             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Michael Shackleford     13,000             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Richard Ford            20,000             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Meghan Wickers          17,000             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Jennifer Tulloch        20,000             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Cindy Drdul             13,000             $1.35             04/29/99              04/29/04
----------------------------------------------------------------------------------------------------
 Owen Jones              123,000            $0.36             02/12/97              02/12/02
----------------------------------------------------------------------------------------------------
 James Speros            250,000            $0.36             07/06/98              07/06/03
----------------------------------------------------------------------------------------------------
 Owen Jones              55,000             $0.36             07/06/98              07/06/03
----------------------------------------------------------------------------------------------------
 Ajay Sidda              40,000             $0.36             07/06/98              07/06/03
----------------------------------------------------------------------------------------------------
 Mary Ellen Ajtony       5,000              $0.50             05/01/96              05/01/01
----------------------------------------------------------------------------------------------------
 Owen Jones              300,000            $0.50             05/01/96              05/01/01
----------------------------------------------------------------------------------------------------
 Peter Kozicki           50,000             $0.50             05/01/96              05/01/01
----------------------------------------------------------------------------------------------------
 Grant Sutherland        198,000            $0.50             05/01/96              05/01/01
----------------------------------------------------------------------------------------------------
 Edward White            100,000            $0.50             05/01/96              05/01/01
----------------------------------------------------------------------------------------------------
 Peter Kozicki           25,000             $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

                                      4


----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
 Owen Jones              75,000             $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Grant Sutherland        75,000             $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Edward White            25,000             $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Mary Ellen Ajtony       5,000              $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Paul Hildebrand         75,000             $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Leeanne Dick            2,500              $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
 Dee Regis               2,500              $0.70             12/16/97              12/16/02
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

         5,549,000
     ------------------

4. If optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: June 30, 1999
                                                           -------------
     or alternatively, indicate if shareholders' approval must still be obtained: N/A
               ---

5. If applicable, state the date of the press release announcing the grant of options: January 14, 2000
                 ----------------

6. State the total issued and outstanding share capital at the date of grant or amendment: 52,301,298

7. State, as a percentage of the issued shares of the Company indicated in 6 above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.03%
                                    -----

8. If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: N/A
           ---

9. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $ N/A
                              -----

10.  The stock option agreement is in accordance with Exchange Policy
     23.2.10 and 23.4.1 for Venture Companies, which includes the following provisions: (please check boxes)

     / X /  a condition that the option is non-assignable and non-transferable;

     / X / the period (if any) within which the optionee's heirs or administrators may exercise any portion of the outstanding option does not exceed one year from the optionee's death;

     / X / the option may only be exercised while the optionee is a director, officer, employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant;

     / X / a condition that shareholder approval to the grant of the options shall be obtained prior to the exercise of the options granted to Insiders;

     / X / a condition that shareholder approval shall be obtained in respect of amendment to the Agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

     / X / if the incentive stock option agreements grant options to employees, a representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).

11. If the grant of options is not in complete accordance with Policy 23 - Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.


------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

              THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC
               FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S
                               LISTING AGREEMENT

SIDEWARE SYSTEMS INC. ANNOUNCES STOCK OPTIONS

INVESTOR CONTACTS:                               MEDIA CONTACT:
Richard S. Simpson or                            Lisa Rogers
Jennifer Burke                                   Sideware Corp.
ir@sideware.com                                  rogers@sideware.com
(604) 988-0440                                   (703) 437-9002 ext.3014

FOR IMMEDIATE RELEASE - JANUARY 14, 2000

VANCOUVER, B.C. - Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) announces it has granted stock options to purchase 1,000,000 common shares to its directors, officers and employees. The stock options are exercisable at a price of US$8.69 per share, priced in accordance with the policies of the Canadian Venture Exchange, for a term of five years from January 14, 2000. The granting of these options is subject to regulatory acceptance.

ABOUT SIDEWARE

Sideware is an IBM ISV and Business Partner providing products, solutions and integration services. The company has coupled Dr. Bean e-Customer Relationship Management Technology ("e-CRMT") with IBM products providing a flexible e-Business "backbone" for small companies to large corporations. The company is a Java developer and has exclusively built Dr. Bean using Java and Enterprise Java technologies. For further information on Sideware's total solution or turnkey products and services, please visit www.sideware.com. For investment information visit www.techwestmgmt.com/sideware. Sideware Systems Inc., Corporate Headquarters in North Vancouver, BC publicly trades on both the OTC Bulletin Board, "SDWSF" and the Canadian Venture Stock Exchange
(CDNX) -"SYD-U". Sideware Corp., is Headquartered in Herndon, VA, and is the centre for the company's product sales and service operations.


                             ON BEHALF OF THE BOARD

                               "Grant Sutherland"

                                Grant Sutherland
                                    Chairman


                                     -more-

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements. Certain information included in this communication (as well as information included in oral statements or other written statements made or to be made by Sideware Systems Inc.) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the high technology industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Sideware Systems Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financial activities, domestic and global economic conditions, changes in federal or state income tax laws, and market competition factors.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18) or (23) to (26) of the SECURITIES ACT, R.S.B.C. 1996,
c.418 (the "Act"), section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an Order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

     SIDEWARE SYSTEMS INC.
     102 - 930 West 1st Street
     North Vancouver, B.C.
     V7P 3N4

     Telephone Number: (604) 986-6121

2. State whether the Issuer is an exchange issuer (ie. Listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

     The Issuer is an exchange issuer.

3.   Describe the type of security and the aggregate number distributed:

     Stock options on a total of 1,000,000 common shares, exercisable at a price of US$11.08 per share until January 21, 2005.

4.   Date of the distribution(s) of the security.

     February 24, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

     s. 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

     (a)

          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------
                                           Number of       Price Per        Total                Section of Act/Rules and if
          Full Name and Residential        Securities      Share            Purchase Price       applicable, Date of Discretionary
          Address of Purchaser             Purchased       (Canadian $)     (Canadian $)         Order or Blanket Order Number
          ------------------------------------------------------------------------------------------------------------------------
          Jay Nussbaum                     200,000         *                *                    s. 74(2)(9)
          1910 Oracle Way
          Reston, VA
          20190
          ------------------------------------------------------------------------------------------------------------------------
          Paul Hildebrand                  300,000         *                *                    s. 74(2)(9)
          5649 Balaclava Street
          Vancouver, BC
          V6N 1K9
          ------------------------------------------------------------------------------------------------------------------------
          Stewart Walchli                  100,000         *                *                    s. 74(2)(9)
          407 - 22 Tichester Road
          Toronto, ON
          M5P 1P1
          ------------------------------------------------------------------------------------------------------------------------
          Rosie Goble                       50,000         *                *                    s. 74(2)(9)
          4629 Fair Valley Drive
          Fairfax, VA
          22033
          ------------------------------------------------------------------------------------------------------------------------
          Bill Strieb                       75,000         *                *                    s. 74(2)(9)
          3959 Hobis Court
          Atlanta, Georgia
          30319
          ------------------------------------------------------------------------------------------------------------------------
          Lisa Beaman                       20,000         *                *                    s. 74(2)(9)
          1402 - 1301 No. Courthouse Road
          Arlington, VA
          22201
          ------------------------------------------------------------------------------------------------------------------------
          Chris Pate                        20,000         *                *                    s. 74(2)(9)
          10855 Hunger Gate Way
          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------

                                      3


          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------
          Reston, VA
          20194
          ------------------------------------------------------------------------------------------------------------------------
          Teri-Ann Donaldson                12,000         *                *                    s. 74(2)(9)
          512 - 1405 West 15th Street
          Vancouver, BC
          V5H 3R2
          ------------------------------------------------------------------------------------------------------------------------
          Stephen Lieberman                 15,000         *                *                    s. 74(2)(9)
          402 - 15616 Marathon Circle
          North Potomac, MD
          20878
          ------------------------------------------------------------------------------------------------------------------------
          Christy Wrenn                     15,000         *                *                    s. 74(2)(9)
          21110 Crocus Terrace
          Ashburn, VA
          20147
          ------------------------------------------------------------------------------------------------------------------------
          Tom Sweeny                        15,000         *                *                    s. 74(2)(9)
          3424 Prospect Street NW
          Washington, DC
          20007
          ------------------------------------------------------------------------------------------------------------------------
          Kathryn Woodward                  17,500         *                *                    s. 74(2)(9)
          10013 Murnane Street
          Vienna, VA
          22181
          ------------------------------------------------------------------------------------------------------------------------
          Al Sukut                          10,000         *                *                    s. 74(2)(9)
          4600 S. Four Mile Run Drive
          Arlington, VA
          22204
          ------------------------------------------------------------------------------------------------------------------------
          Mark Gruzin                       75,000        *                *                     s. 74(2)(9)
          9816 Bald Cypress Drive
          Rockville, MD
          20850
          ------------------------------------------------------------------------------------------------------------------------
          Will Guyton                       17,500        *                *                     s. 74(2)(9)
          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------

                                      4


          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------
          43397 Deepspring Court
          Ashburn, VA
          20517
          ------------------------------------------------------------------------------------------------------------------------
          Christopher Ostapovicz            20,000        *                *                     s. 74(2)(9)
          9401 Delancey Drive
          Vienna, VA
          22182
          ------------------------------------------------------------------------------------------------------------------------
          Gary Mounts                       5,000         *                *                     s. 74(2)(9)
          2A - 122 Laurel Way
          Herndon, VA
          20170
          ------------------------------------------------------------------------------------------------------------------------
          Joseph Lee Price                  3,000         *                *                     s. 74(2)(9)
          9514 Debra Spradlin Court
          Burke, VA
          22105
          ------------------------------------------------------------------------------------------------------------------------
          Anna Woo                          5,000         *                *                     s. 74(2)(9)
          25569 Gwyneth Square
          South Riding, VA
          20152
          ------------------------------------------------------------------------------------------------------------------------
          Charles Green                     15,000        *                *                     s. 74(2)(9)
          4512 Potomac Avenue
          Dallas, TX
          75205
          ------------------------------------------------------------------------------------------------------------------------
          Bob Means                         10,000        *                *                     s. 74(2)(9)
          3110 Haverford Lane
          Marietta, GA
          30067
          ------------------------------------------------------------------------------------------------------------------------
          ------------------------------------------------------------------------------------------------------------------------
         *     incentive option - no cash paid

         (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

               N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

         Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Name and Address of Agent    Compensation Paid (number      Price Per Share    Name of Purchaser
                             and type of security and/or    (Canadian $)
                             cash amount)
                             (Canadian $)
------------------------------------------------------------------------------------------------
N/A                          N/A                            N/A                N/A
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

         N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

         (a) the number of different purchasers who acquired securities of the issuer under that section during the 12-month period preceding the distribution of this security, and

                  N/A

         (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

                  N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 28th day of February, 2000.

SIDEWARE SYSTEMS INC.


Per:  "Grant Sutherland"
      -----------------------
      Grant Sutherland
      Director of the Company


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  APPENDIX 23D
                     DECLARATION OF INCENTIVE STOCK OPTIONS

TO:      The Canadian Venture Exchange

RE:      SIDEWARE SYSTEMS INC. (the "Company")
             (Name of Listed Company)

This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the Company to make this Declaration;

2. The Company is not an inactive company as defined in the Exchange's Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Exchange's Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5. The Filing is EITHER in all respects in accordance with the Exchange's Policy 23 - DIRECTOR AND EMPLOYEE STOCK OPTIONS, in effect as of the date of this Declaration, OR ANY DEVIATIONS ARE INDICATED ON THE ATTACHED SUMMARY FORM;

6. As of the date of grant there were no material changes in the affairs of the Company which were not publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities
    Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.

Dated this 16th day of February, 2000.



                                       Grant Sutherland
                                       ----------------------------------
                                       Name of Director or Senior Officer


                                       "Grant Sutherland"
                                       ----------------------------------
                                       Signature


                                       Director
                                       ----------------------------------
                                       Official Capacity


Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

          THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                  APPENDIX 23C
                     SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME: SIDEWARE SYSTEMS INC.   SYMBOL: SYD.U
DATE: FEBRUARY 16, 2000

1.   NEW OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant: January 21, 2000

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                                                       No. of Options
Name of Optionee       Position        Insider?    No. of      Exercise   Expiry Date  Granted in
                       (Director/ Sr.  Yes or No   Optioned    Price      (m/d/y)      Past 12 months
                       Officer/                    Shares
                       Employee/
                       Consultant)
-------------------------------------------------------------------------------------------------------
Jay Nussbaum           Director        Yes         200,000     US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Paul Hildebrand        Sr. Officer     Yes         300,000     US$11.08   01/21/05     155,000
-------------------------------------------------------------------------------------------------------
Stewart Walchli           Employee     No          100,000     US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Rosie Goble               Employee     No          50,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Bill Strieb               Employee     No          75,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Lisa Beaman               Employee     No          20,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Chris Pate                Employee     No          20,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Teri-Ann Donaldson        Employee     No          12,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Stephen Lieberman         Employee     No          15,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Christy Wrenn             Employee     No          15,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Tom Sweeny                Employee     No          15,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Katherine Woodward        Employee     No          17,500      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Al Sukut                  Employee     No          10,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Mark Gruzin               Employee     No          75,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Will Guyton               Employee     No          17,500      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Christoper Ostapovicz     Employee     No          20,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Gary Mounts               Employee     No          5,000       US$11.08   01/21/05     5,000
-------------------------------------------------------------------------------------------------------
Joseph Lee Price          Employee     No          3,000       US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Anna Woo                  Employee     No          5,000       US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
Charles Green             Employee     No          15,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                     2

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Bob Means                 Employee     No          10,000      US$11.08   01/21/05     Nil
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

Total Number of optioned shares proposed for acceptance: 1,000,000

2.   AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

------------------------------------------------------------------------------------------------------------------
Name of Optionee            No. of Optioned Shares  Amended Exercise Price    Original Date of      New/Current
                                                                              Grant                 Expiry Date
------------------------------------------------------------------------------------------------------------------
Nil                         Nil                     Nil                       Nil                   Nil
------------------------------------------------------------------------------------------------------------------

3. OTHER PRESENTLY OUTSTANDING OPTIONS: (excluding those included in item 2 above)

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Name of Optionee            No. Of Optioned     Exercise Price    Original Date of     Expiry Date
                            Shares Remaining                      Grant
-------------------------------------------------------------------------------------------------------
 Scott Friedlander*         1,000,000           US$8.69           01/14/00             01/14/05
-------------------------------------------------------------------------------------------------------
 Al Unger                   10,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Ed Vandrimmlen             10,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Tony Drezet                10,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Gary Mounts                5,000               $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Vince Sterniolo            20,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Sava Jurisic               20,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Chris Hall                 10,000              $2.78             10/20/99             10/20/04
-------------------------------------------------------------------------------------------------------
 Grant Sutherland           180,000             $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Michael Colen              200,000             $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Alex Mahon                 20,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 May Huang                  17,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 John Zhang                 25,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Chris Hall                 20,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Lyn Gubster                25,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Michelle Mac Gregor        20,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 John Dykstra               17,500              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Neelam Dhat                18,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Robert Dreskai             10,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Vince Taylor               70,000              $2.66             10/04/99             10/04/04
-------------------------------------------------------------------------------------------------------
 Peter Kozicki              25,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                      3


-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
 Edward White               25,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Paul Hildebrand            75,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Michael Peacock            50,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Marie Russell              50,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Tom Murray                 10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Mac Allen                  65,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Victoria Gaidacheva        25,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Alexander Prosvirnitsin    25,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Pam Heibein                5,000               $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Malcolm Wong               35,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Richard Ford               10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Meghan Wickers             10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Michael Shackleford        10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Colin Scott                10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Alex Mahon                 10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Jennifer Tulloch           20,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Leanne Dick                10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Dee Regis                  10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Cindy Drudl                10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Lou Capannelli             25,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 John Zhang                 10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Lisa Rogers                10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Richard Simpson            10,000              $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Grant Sutherland           125,000             $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Owen Jones                 125,000             $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 James Speros               125,000             $2.33             06/17/99             06/17/04
-------------------------------------------------------------------------------------------------------
 Michael Peacock            100,000             $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 Tom Murray                 100,000             $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 Marie Russell              100,000             $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 Lou Capannelli             25,000              $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 Lisa Rogers                15,000              $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 John Wedel                 50,000              $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

                                      4


-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
 Alex Mahon                 20,000              $1.14             04/14/99             04/14/04
-------------------------------------------------------------------------------------------------------
 Richard Simpson            22,500              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Michael Shackleford        13,000              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Richard Ford               20,000              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Meghan Wickers             17,000              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Jennifer Tulloch           20,000              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Cindy Drdul                13,000              $1.35             04/29/99             04/29/04
-------------------------------------------------------------------------------------------------------
 Owen Jones                 123,000             $0.36             02/12/97             02/12/02
-------------------------------------------------------------------------------------------------------
 James Speros               250,000             $0.36             07/06/98             07/06/03
-------------------------------------------------------------------------------------------------------
 Owen Jones                 55,000              $0.36             07/06/98             07/06/03
-------------------------------------------------------------------------------------------------------
 Ajay Sidda                 40,000              $0.36             07/06/98             07/06/03
-------------------------------------------------------------------------------------------------------
 Mary Ellen Ajtony          5,000               $0.50             05/01/96             05/01/01
-------------------------------------------------------------------------------------------------------
 Owen Jones                 300,000             $0.50             05/01/96             05/01/01
-------------------------------------------------------------------------------------------------------
 Peter Kozicki              50,000              $0.50             05/01/96             05/01/01
-------------------------------------------------------------------------------------------------------
 Grant Sutherland           198,000             $0.50             05/01/96             05/01/01
-------------------------------------------------------------------------------------------------------
 Edward White               100,000             $0.50             05/01/96             05/01/01
-------------------------------------------------------------------------------------------------------
 Peter Kozicki              25,000              $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Owen Jones                 75,000              $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Grant Sutherland           75,000              $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Edward White               25,000              $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Mary Ellen Ajtony          5,000               $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Paul Hildebrand            75,000              $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Leeanne Dick               2,500               $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
 Dee Regis                  2,500               $0.70             12/16/97             12/16/02
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

*Subject to Canadian Venture Exchange approval.

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

         5,549,000
----------------------------

4. If optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: June 30, 1999
                                                           -------------
     or alternatively, indicate if shareholders' approval must still be obtained: N/A
               ---

5. If applicable, state the date of the press release announcing the grant of options: January 21, 2000
                 ----------------

6. State the total issued and outstanding share capital at the date of grant or amendment: 56,162,816

7. State, as a percentage of the issued shares of the Company indicated in 6 above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.88%
                                    -----

8. If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: N/A
           ---

9. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $ N/A
                              -----

10.  The stock option agreement is in accordance with Exchange Policy
     23.2.10 and 23.4.1 for Venture Companies, which includes the following provisions: (please check boxes)

     / X / a condition that the option is non-assignable and non-transferable;

     / X / the period (if any) within which the optionee's heirs or administrators may exercise any portion of the outstanding option does not exceed one year from the optionee's death;

     / X / the option may only be exercised while the optionee is a director, officer, employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant;

     / X / a condition that shareholder approval to the grant of the options shall be obtained prior to the exercise of the options granted to Insiders;

     / X / a condition that shareholder approval shall be obtained in respect of amendment to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

     / X / if the incentive stock option agreements grant options to employees, a representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).

11. If the grant of options is not in complete accordance with Policy 23 - Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

              THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC
               FILE IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S
                               LISTING AGREEMENT

SIDEWARE SYSTEMS INC. ANNOUNCES STOCK OPTIONS

INVESTOR CONTACTS:
Richard S. Simpson or
Jennifer Burke
ir@sideware.com
(604) 988-0440

FOR IMMEDIATE RELEASE - JANUARY 21, 2000

VANCOUVER, B.C. - Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) announces it has granted stock options to purchase 1,000,000 common shares to its directors, officers and employees. The stock options are exercisable at a price of US$11.08 per share, priced in accordance with the policies of the Canadian Venture Exchange, for a term of five years from January 21, 2000. The granting of these options is subject to regulatory acceptance.

ABOUT SIDEWARE

Sideware is an IBM ISV and Business Partner providing products, solutions and integration services. The company has coupled Dr. Bean e-Customer Relationship Management Technology ("e-CRMT") with IBM products providing a flexible e-Business "backbone" for small companies to large corporations. The company is a Java developer and has exclusively built Dr. Bean using Java and Enterprise Java technologies. For further information on Sideware's total solution or turnkey products and services, please visit www.sideware.com. For investment information visit www.techwestmgmt.com/sideware. Sideware Systems Inc., Corporate Headquarters in North Vancouver, BC publicly trades on both the OTC Bulletin Board, "SDWSF" and the Canadian Venture Stock Exchange
(CDNX) - "SYD-U". Sideware Corp., is Headquartered in Herndon, VA, and is the centre for the company's product sales and service operations.


                             ON BEHALF OF THE BOARD

                               "Grant Sutherland"

                                Grant Sutherland
                                    Chairman


                                     -more-

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements. Certain information included in this communication (as well as information included in oral statements or other written statements made or to be made by Sideware Systems Inc.) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the high technology industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Sideware Systems Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financial activities, domestic and global economic conditions, changes in federal or state income tax laws, and market competition factors.

                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Sideware Systems Inc.


                                       "Grant Sutherland"

Date: March 9, 2000                    By: Grant Sutherland, Chairman

VIA EDGAR

March 9, 2000

United States Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549
USA


Ladies and Gentlemen:

RE:  FORM 6-K


We enclose for filing via EDGAR a Form 6-K.


Yours truly,

SIDEWARE SYSTEMS INC.
  per:

"Grant Sutherland"

Grant Sutherland, Chairman